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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                  Registration Numbers:  333-46364
                                         333-46364-01

     PARADIGM BANCORPORATION, INC.      PARADIGM CAPITAL TRUST II
             (Exact name of registrant as specified in its charter)


3934 FM 1960 WEST, SUITE 330               3934 FM 1960 WEST, SUITE 330
    HOUSTON, TEXAS 77068                      HOUSTON, TEXAS 77068
       (832) 249-7650                             (832) 249-7650
(Address and telephone number of           (Address and telephone number
  principal executive offices)             of principal executive offices)


                 FLOATING RATE CUMULATIVE PREFERRED SECURITIES
                          OF PARADIGM CAPITAL TRUST II
            (Title of each class of securities covered by this Form)

                                      NONE
           (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [ ]   Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)      [ ]   Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)       [ ]   Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)      [ ]   Rule 15d-6                [ ]
     Rule 12h-3(b)(1)(i)       [X]

     Approximate number of holders of record as of the certification or notice date: 9


Paradigm Bancorporation, Inc. Pursuant to the requirements of the Securities Exchange Act of 1934, Paradigm Bancorporation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 18, 2002

                              PARADIGM BANCORPORATION, INC.


                              By: /s/ Peter E. Fisher
                                  --------------------------------------------
                              Name:  Peter E. Fisher
                              Title: President and Chief Executive Officer
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Paradigm Capital Trust II.   Pursuant to the requirements of the Securities
Exchange Act of 1934, Paradigm Capital Trust II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                             PARADIGM CAPITAL TRUST II



                             By:  /s/ Peter E. Fisher
                                  --------------------------------------------
                                  Peter E. Fisher
                                  Trustee


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